Exhibit (a)(1)(vii)

This announcement is not an offer to buy or the solicitation of an offer to sell any Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated August 3, 2007 and the related Letter of Transmittal and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, "blue sky"or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by J.P. Morgan Securities Inc., the Dealer Manager for the Offer, or by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Opsware Inc.
at
$14.25 Net Per Share
by
Orca Acquisition Corporation
a wholly-owned subsidiary of
Hewlett-Packard Company

        Orca Acquisition Corporation, a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation ("Parent"), is offering to purchase all outstanding shares of common stock, par value $0.001 per share ("Shares"), of Opsware Inc., a Delaware corporation (the "Company"), at a purchase price of $14.25 per Share (the "Offer Price"), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2007 and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). Stockholders of record who tender directly to Computershare Trust Company, N.A. (the "Depositary") will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees.

  THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, AUGUST 30, 2007, UNLESS THE OFFER IS EXTENDED.

        The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer as it may be extended from time to time a number of Shares, which, when added to any Shares already owned by Parent or Purchaser, represents at least a majority of the total number of Shares outstanding immediately prior to the expiration of the Offer on a fully diluted basis and no less than a majority of the voting power of the Shares outstanding immediately prior to the expiration of the Offer on a fully diluted basis and entitled to vote in the election of directors or (if a greater majority) upon the adoption of the Merger Agreement (as defined below);(ii) any waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated and any approvals required under applicable antitrust laws of China and Germany having been obtained, in each case, free of any conditions imposing a

Divestiture (as defined in the Offer to Purchase); and (iii) there not being any Company Material Adverse Effect (as defined in the Offer to Purchase) at the time the Offer expires. The Offer is also subject to certain other conditions described in Section 15 of the Offer to Purchase. There is no financing condition to the Offer.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 20, 2007 (as it may be amended, from time to time, the "Merger Agreement"), by and among Parent, Purchaser and the Company. Under the terms of the Merger Agreement, following the consummation of the Offer and subject to certain conditions described in the Offer to Purchase, Purchaser will merge with and into the Company (the "Merger") and all then outstanding Shares will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price without interest thereon and less any required withholding taxes. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.

        After careful consideration,the board of directors of the Company (i) determined that the Merger Agreement is advisable and fair to, and in the best interests of, the Company and its stockholders; (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are in the best interests of the Company and its stockholders; (iii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iv) recommends that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement.

        The Merger Agreement provides that, unless the Merger Agreement has been terminated in accordance with its terms (and subject to each party's right to terminate the Merger Agreement in accordance with its terms), if at any scheduled expiration of the Offer the conditions to the Offer have not been satisfied or waived, Purchaser will, and Parent will cause Purchaser to, extend the Offer beyond the scheduled expiration for successive periods of up to 20 business days each until the earlier to occur of (i) the satisfaction or waiver of the conditions to the Offer and (ii) January 20, 2008. In addition, in the event that as of January 20, 2008, all of the conditions to the Offer have been satisfied or waived, other than the expiration or termination of all waiting periods or receipt of all approvals under applicable antitrust laws of the United States, China and Germany, Purchaser has agreed to extend the Offer beyond January 20, 2008 for successive periods of up to 20 business days until April 20, 2008.

        Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934 and subject to the provisions of the Merger Agreement, Purchaser may elect to provide a subsequent offering period of between 3 and 20 business days beginning the next business day after the expiration of the Offer. Purchaser does not currently intend to provide a subsequent offering period, although Purchaser reserves the right to do so.

        Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, Purchaser reserves the right to waive any condition of the Offer, increase the Offer Price or amend the terms of the Offer in any respect.

        Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares for payment pursuant to the Offer. Upon the terms and conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of transmitting such payments to the tendering stockholders. Under no circumstances will Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in payment for Shares.

        In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company ("DTC") pursuant to the procedures set forth in Section 3 of the Offer to Purchase; (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal.

        Shares tendered pursuant to the Offer may be withdrawn at any time on or before the expiration of the Offer. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after October 1, 2007, unless Purchaser has already accepted them for payment. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary. Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the expiration of the Offer.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

        The Company provided Purchaser with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

        The receipt of cash as payment for the Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. For a more detailed description of certain U.S. federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase. Each holder of Shares should consult its own tax advisor regarding the particular tax consequences to the holder of the Offer and the Merger, including any tax consequences that may arise under the laws of any state, local, foreign or other non-United States taxing jurisdiction and the possible effects of changes in United States federal or other tax laws.

        The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

        Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent, the Dealer Manager and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Depositary for the Offer is:

The Information Agent for the Offer is:

501 Madison Avenue
20th Floor
New York, NY 10022
 Stockholders Call Toll-Free: (877) 750-5838
Banks and Brokers Call Collect: (212) 750-5833

The Dealer Manager for the Offer is:

J.P. Morgan Securities Inc.
277 Park Avenue, 9th Floor
New York, NY 10172
(212) 622-2922 (Call Collect)
(877) 371-5947 (Call Toll-Free)

August 3, 2007